 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-224990
AMENDMENT NO. 1 DATED NOVEMBER 20, 2019
to Prospectus Supplement dated September 13, 2019
(to Prospectus dated May 23, 2018)
BLUEROCK RESIDENTIAL GROWTH REIT, INC.
Up to $100,000,000 of
Class A Common Stock
This Amendment No. 1 to Prospectus Supplement, or this amendment, amends our prospectus supplement dated September 13, 2019, or the prospectus supplement. This amendment should be read in conjunction with the prospectus supplement and the prospectus dated May 23, 2018, each of which are to be delivered with this amendment. This amendment amends only those sections of the prospectus supplement listed in this amendment; all other sections of the prospectus supplement remain as is.
We previously entered into the At Market Issuance Sales Agreement, or the Original Sales Agreement, with B. Riley FBR, Inc., as sales agent or principal, relating to the issuance and sale from time to time of our Class A common stock, par value $0.01 per share, having an aggregate offering price of up to $100,000,000. We have amended and restated the Original Sales Agreement, or the Sales Agreement, to add Robert W. Baird & Co. Incorporated, Compass Point Research & Trading, LLC and JMP Securities LLC with B. Riley FBR, Inc., or the Sales Agents, as sales agents or principals thereunder.
Sales of shares of our Class A common stock will be made by the Sales Agents in sales deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act. The Sales Agents are not required to sell any specific number or dollar amount of securities, but will act as sales agents using commercially reasonable efforts consistent with normal trading and sales practices, on mutually agreed terms between the Sales Agents and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.
The Sales Agents will be entitled to a commission of up to 2.0% of the gross sales proceeds from the sale of shares of Class A common stock under the Sales Agreement. In connection with the sale of the Class A common stock on our behalf, each of the Sales Agents will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the Sales Agents will be deemed to be underwriting commissions or discounts. We have also agreed to indemnify the Sales Agents with respect to certain liabilities, including liabilities under the Securities Act. The net proceeds from any sales under the prospectus supplement will be used as described under “Use of Proceeds” in the prospectus supplement.
Investing in our Class A common stock involves a high degree of risk. You should carefully read and consider “Risk Factors” beginning on page S-5 of the prospectus supplement, page 7 of the accompanying prospectus, in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, or SEC, on February 27, 2019, and under similar headings in the other documents that are incorporated by reference into the prospectus supplement, as amended, or the accompanying prospectus for a discussion of the risks that should be considered before you invest in our Class A common stock.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this amendement, the prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
B. Riley FBR	Baird	Compass Point	JMP Securities
Amendment No. 1 to Prospectus Supplement Dated November 20, 2019

We have not, and the Sales Agents have not, authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained in this amendment, the prospectus supplement, the accompanying prospectus, and any information incorporated by reference herein. You must not rely upon any information or representation not contained or incorporated by reference in this amendment, the prospectus supplement or the accompanying prospectus, and any information incorporated by reference herein. This amendment, the prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this amendment, the prospectus supplement or the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this amendment, the prospectus supplement and the accompanying prospectus is accurate on any date subsequent to the date set forth on its front cover or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this amendment, the prospectus supplement and the accompanying prospectus are delivered or securities are sold on a later date.

AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT
Page
THE OFFERING	S-1
PLAN OF DISTRIBUTION	S-3
S-i

THE OFFERING
The following is a brief summary of certain terms of this offering and is not intended to be complete. It does not contain all of the information that may be important to you. For a more complete description of the terms of the Class A common stock, see “Description of Capital Stock — Common Stock” in the accompanying prospectus.
Issuer
Bluerock Residential Growth REIT, Inc., a Maryland corporation
Class A Common Stock Offered
Up to $100,000,000 in shares of Class A common stock. We reserve the right to issue additional shares of Class A common stock either through public or private sales at any time and from time to time.
Manner of Offering
“At the market offering” that may be made from time to time through or to our Sales Agents as sales agents or principals. See “Plan of Distribution” below.
Dividends
Holders of shares of Class A common stock are entitled to receive dividends authorized by our board of directors and declared by us out of legally available funds after payment of, or provision for, full cumulative distributions on and any required redemptions of shares of preferred stock then outstanding.
Listing
Our Class A common stock is listed on the NYSE American under the symbol “BRG.”
Restrictions on Ownership and Transfer
To assist us in maintaining our qualification as a REIT for federal income tax purposes, among other purposes, we impose restrictions on the ownership and transfer of our capital stock. Our charter provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, as amended, or the Code, either (1) more than 9.8% in value of our outstanding shares of capital stock, or (2) more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common stock.
Use of Proceeds
We intend to use the net proceeds from this offering for future acquisitions, investments in properties and for other general corporate and working capital purposes, which may include the funding of capital improvements at properties and the repayment of outstanding debt. See “Use of Proceeds.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is Computershare, Inc.

Risk Factors
Investing in the Class A common stock involves various risks. You should read carefully and consider the matters discussed under the caption entitled “Risk Factors” in the prospectus supplement beginning on page S-5, page 7 of the accompanying prospectus, in our most recent Annual Report on Form 10-K filed with the SEC on February 27, 2019 and under similar headings in the other documents incorporated by reference into the prospectus supplement, as amended, or the accompanying prospectus before making a decision to invest in our Class A common stock.

PLAN OF DISTRIBUTION
We have entered into the amended and restated Sales Agreement, dated November 20, 2019, with B. Riley FBR, Inc., Robert W. Baird & Co. Incorporated, Compass Point Research & Trading, LLC and JMP Securities LLC as Sales Agents under which we may issue and sell shares of Class A common stock having an aggregate sales price of up to $100,000,000 from time to time through or to the Sales Agents, as sales agents or principals. Sales of the shares of Class A common stock under the prospectus supplement, as amended, if any, will be in “at the market offerings” as defined in Rule 415 under the Securities Act. The Sales Agents will not engage in any transactions that stabilize the Class A common stock.
From time to time during the term of the Sales Agreement, we will notify one of the Sales Agents of the amount or dollar value of shares of Class A common stock to be sold, the dates on which such sales are requested to be made, the minimum price below which sales may not be made and any limitation on the number of shares that may be sold in any one day. Once we have so instructed the Sales Agent, unless the Sales Agent declines to accept the terms of such notice or until such notice is terminated or suspended as permitted by the Sales Agreement, the Sales Agent shall use commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such shares up to the amount specified on such terms. The obligation of the Sales Agents under the Sales Agreement to sell shares pursuant to any notice is subject to a number of conditions that we must meet, which the Sales Agents reserve the right to waive in their sole discretion.
The Sales Agents will provide written confirmation of any sales to us no later than the opening of the trading day following the trading day on which the Sales Agents have sold shares of Class A common stock for us under the Sales Agreement. Each confirmation will include the number of shares sold on that day, the aggregate compensation payable by us to the Sales Agents in connection with the sale and the net proceeds to us from the sale of the shares.
Settlement for sales of Class A common stock will occur on the second trading day following the date on which any sales are made, or some other date as may be agreed upon by us and the applicable Sales Agent with respect to any particular transaction. Sales of our Class A common stock as contemplated by the prospectus supplement, as amended, will be settled through the facilities of The Depositary Trust Company or by such other means as we and the applicable Sales Agent may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
We will pay the Sales Agents a commission of up to 2.0% of the gross proceeds we receive from the sales of our Class A common stock. We have also agreed to pay various fees and expenses related to this offering, including certain of the Sales Agents’ legal expenses up to $40,000. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. In connection with the sale of shares of Class A common stock on our behalf hereunder, the Sales Agents will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to the Sales Agents will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Sales Agents against specified liabilities, including liabilities under the Securities Act.
The offering of Class A common stock pursuant to the Sales Agreement will terminate upon the earlier of   (i) the sale of all shares of Class A common stock subject to the Sales Agreement or (ii) the termination of the Sales Agreement at any time by any of the Sales Agents or us in accordance with the Sales Agreement. Any termination of the Sales Agreement by an individual Sales Agent shall only apply to such Sales Agent.
We will report at least quarterly the aggregate number of shares of our Class A common stock sold through the Sales Agents, the net proceeds to us from such sales and the compensation paid by us to the Sales Agents in connection with such sales.
This summary of the material provisions of the Sales Agreement does not purport to be a complete statement of their terms and conditions. A copy of the Sales Agreement is filed with the SEC and is incorporated by reference into the registration statement of which the prospectus supplement, as amended, is a part. See “Where You Can Find More Information” in the prospectus supplement.

Other Relationships
The Sales Agents and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Sales Agents and certain of their affiliates have provided from time to time, and may provide in the future, investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. In the ordinary course of their various business activities, the Sales Agents and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The Sales Agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Up to $100,000,000

Class A Common Stock

PROSPECTUS SUPPLEMENT

B. Riley FBR
Baird
Compass Point
JMP Securities
September 13, 2019